SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Section 13
                and 15(d) of the Securities Exchange Act of 1934

                                                 Commission File Number 1-9085
                                                                        ------

                            Morgan Stanley Group Inc.
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                  1585 Broadway
                     New York, New York 10036 (212) 761-4000
   --------------------------------------------------------------------------
   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

              9.36% Cumulative Preferred Stock, $200 stated value,
                          of Morgan Stanley Group Inc.
                          (the "9.36% Preferred Stock")
          Depositary Shares, each representing 1/8 of a share of 8.88%
            Cumulative Preferred Stock, $200 stated value, of Morgan
                Stanley Group Inc. (the "8.88% Preferred Stock")
          Depositary Shares, each representing 1/8 of a share of 8 3/4%
            Cumulative Preferred Stock, $200 stated value, of Morgan
                Stanley Group Inc. (the "8 3/4% Preferred Stock")
             Depositary Shares, each representing 1/8 of a share of
                  7.82% Cumulative Preferred Stock, $200 stated
                       value, of Morgan Stanley Group Inc.
             Depositary Shares, each representing 1/8 of a share of
                  7.80% Cumulative Preferred Stock, $200 stated
                       value, of Morgan Stanley Group Inc.
             Depositary Shares, each representing 1/8 of a share of
                  9.00% Cumulative Preferred Stock, $200 stated
                       value, of Morgan Stanley Group Inc.
             Depositary Shares, each representing 1/8 of a share of
                  8.40% Cumulative Preferred Stock, $200 stated
                       value, of Morgan Stanley Group Inc.
             Depositary Shares, each representing 1/8 of a share of
                  8.20% Cumulative Preferred Stock, $200 stated
                       value, of Morgan Stanley Group Inc.
            Depositary Shares, each representing 1/4 of a share of
                 7 3/4% Cumulative Preferred Stock, $200 stated
                       value, of Morgan Stanley Group Inc.
             Depositary Shares, each representing 1/8 of a share of
                 7 3/8% Cumulative Preferred Stock, $200 stated
                       value, of Morgan Stanley Group Inc.
         Depositary Shares, each representing 1/4 of a share of Series A
             Fixed Adjustable Rate Cumulative Preferred Stock, $200
                   stated value, of Morgan Stanley Group Inc.
            Common Stock, $1 par value, of Morgan Stanley Group Inc.
  ----------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                      None
           ----------------------------------------------------------
           (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)       /X/              Rule 12h-3(b)(1)(ii)    /  /
       Rule 12g-4(a)(1)(ii)      / /              Rule 12h-3(b)(2)(i)     /  /
       Rule 12g-4(a)(2)(i)       / /              Rule 12h-3(b)(2)(ii)    /  /
       Rule 12g-4(a)(2)(ii)      / /              Rule 15d-6              /  /
       Rule 12h-3(b)(1)(i)       /X/

         Approximate number of holders of record as of the certification or notice date: 0

         There are no holders of record of each class of securities listed above as of the date hereof. All of the shares of 9.36% Preferred Stock, 8.88% Preferred Stock and 8 3/4% Preferred Stock, and all corresponding depositary shares, were redeemed by Morgan Stanley Group Inc. ("Morgan Stanley") on June 24, 1996, January 3, 1997 and May 30, 1997, respectively. Effective as of May 31, 1997, Morgan Stanley merged with and into Dean Witter, Discover & Co., and in connection therewith, all of the above-referenced securities of Morgan Stanley (other than the 9.36% Preferred Stock, 8.88% Preferred Stock, 8 3/4% Preferred Stock and the corresponding depositary shares) were converted into the right to receive securities of the corresponding series of preferred stock of the surviving corporation in the merger, which was renamed "Morgan Stanley, Dean Witter, Discover & Co."


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Morgan Stanley, Dean Witter, Discover & Co. (as successor to Morgan Stanley) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                     MORGAN STANLEY, DEAN WITTER, DISCOVER & CO.



DATE:   June 2, 1997                  BY:    /s/  Martin M. Cohen
        ------------                     --------------------------------------
                                          Name:   Martin M. Cohen
                                          Title:  Assistant Secretary